Exhibit 99.1

Medigus: ScoutCam Rounds Out Management Team with Appointments of Arik Priel as Chief SW Architect and Roee Peled as VP Business Development

Both Positions Will Focus on Advancing ScoutCam’s Expansion Strategy in the Industry 4.0 Markets

Tel Aviv, Israel – November 2, 2021 (GLOBE NEWSWIRE) -- Medigus Ltd. (Nasdaq: MDGS), a technology company engaged in advanced medical solutions, innovative internet technologies and electric vehicle and charging solutions, today announced that ScoutCam Inc. (OTCQB:SCTC), (27.76%) a leading provider of turnkey I4.0 visualization solutions, composed of field proven highly resilient image acquisition unit, data collection and storage with dedicated AI capabilities, announced the additions of Arik Priel as ScoutCam’s new Chief SW Architect and Roee Peled as the ScoutCam’s new Vice President of Business Development.

Arik brings over 20 years of experience in leading multidisciplinary R&D and engineering teams in defining and navigating product development from concept to deployment, with a focus on cloud-based architectures and AI- based technologies.

Prior to joining ScoutCam, Arik held several senior technology positions, most recently as CTO of Octopol, where he combined state of the art AI models together with cutting edge software technology. Prior to Octopol, Arik served as Director of Technology at Green & Gold Analytics, where he established partnerships with Microsoft and Amazon Web Services. Arik also previously served as VP R&D and established the Israeli innovation center of Ivanti (f/k/a Landesk). Arik earned both his BSc in Computer Science and Economics and MBA from Bar-Ilan University.

Mr. Peled is a proven business development and sales executive, specializing in identifying and opening new sectors and geographic markets in the IoT, 3D/LiDAR, Cybersecurity and Machine/Deep Learning industries. He has overseen transactions in multi-disciplined and complex B2B sales processes (SaaS/Capex-Opex) and has deep technical knowledge in hardware and software.

Prior to joining ScoutCam, Roee held senior business development and sales positions with PointGrab, imVision, Mantis Vision, Orckit Systems and comAbility Ltd. He earned his BSc in Electrical Engineering from Tel-Aviv University and an MBA from Bar Ilan University.

“ScoutCam develops novel, state-of-the-art products in the I4.0 domain – focusing on Condition Based Monitoring (CBM) and Predictive Maintenance (PdM) for a variety of sectors (Aviation, Energy and Automotive), and as we continue to advance our visualization solutions, the universe of potential applications expands. To strengthen our leadership position in the market it’s important that we assemble a team with the experience and expertise to not only meet that demand but recognize new areas worth pursuing. The addition of Arik to our team in a leadership role will strengthen our ability to innovate for Industry 4.0. Arik’s role will be to help build and transform ScoutCam’s products to be more software based, while Roee’s focus will be introducing our solutions to new customers within our existing markets as well as identifying applications in new sectors, and in addition assisting in pivoting ScoutCam’s business model to a recurring revenue model,” said Yovav Sameah, Chief Executive Officer of ScoutCam.

About ScoutCam

ScoutCam is a leading provider of image-based platforms. Pioneering the use of its proprietary visualization technology, ScoutCam offers state-of-the-art solutions across a variety of Predictive Maintenance and Condition Based Monitoring markets, thus paving the way for the energy, automotive and aviation industries. ScoutCam’s solutions are based on small and highly resilient cameras, specialized AI analysis and supplementary technologies. For more information, please visit https://www.scoutcam.com

About Medigus

Based in Israel, Medigus Ltd. (Nasdaq: MDGS) is a technology company focused on innovative growth partnerships, mainly in advanced medical solutions, digital commerce and electric vehicle markets. Medigus’ affiliations in the medical solutions arena include ownership in ScoutCam Inc. and Polyzion Ltd. The Company’s affiliates in digital commerce include Gix Internet Ltd., Jeff’s Brands Ltd. and Eventer Technologies Ltd. In the electric vehicle market, Charging Robotics Ltd. and Revoltz are also part of the Company’s portfolio of technology solution providers. To learn more about Medigus’ advanced technologies, please visit http://www.medigus.com/.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Medigus uses forward-looking statements in this press release when it suggests the potential for the new appointments in ScoutCam may or will lead to market growth in the future. Because such statements deal with future events and are based on Medigus’ current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Medigus could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed in any filings with the Securities and Exchange Commission (“SEC”). Except as otherwise required by law, Medigus undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Medigus is not responsible for the contents of third-party websites.

Company Contact:

Tali Dinar

Chief Financial Officer

+972-8-6466-880

ir@medigus.com

Investor Relations Contact:

Miri Segal

CEO

MS-IR LLC

+1-917-607-8654

msegal@ms-ir.com